Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

20 June 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A: 20th June 2008

Oil Search, the operator for PPL190, reports as at 0600 on 19th June 2008 that:

"The Cobra -1A well was at a depth of 2,458 metres and conducting a wiper trip over the previously drilled section.

During the week, poor hole conditions were encountered while coming out of the hole, having drilled to 3,100 metres in the lagifu target interval. Logging-while-drilling information indicated possible hydrocarbons in the Hedinia Sandstone, but additional wireline logging tools were not able to access the reservoir interval and so the current wiper trip was required.

During the wiper operation, the hole is simultaneously being enlarged to allow casing to be run, which will secure the long section of open hole above the Hedinia and lagifu sandstones and allow more ready access to drill and log a short section of new hole to below the lagifu. It is expected that casing will be set over the next week and further data be available in the week thereafter."

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the lagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

20th June 2008

END